Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-121455

SUPPLEMENT

TO PROSPECTUS DATED May 17, 2006

BLASTGARD INTERNATIONAL, INC.

Resale of up to 2,833,173 shares of Common Stock

Recent Developments

New Products

We have recently finalized the specifications for several new products.

In June 2006, we introduced the BlastGard PBM™ (Pipe Bomb Mitigator) and commenced marketing of this product. This already-tested pipe bomb mitigation device is one-man portable, able to fit into the trunk of a police squad car, stops all lethal horizontal fragments from a pipe bomb and reduces blast pressures and fireball from such a threat. The device is designed to defeat a 1/2 pound smokeless powder pipe bomb, the “classic” North American IED threat.

In June 2006, we introduced the BlastWrap® BMULD (Blast Mitigated Unit Load Device)—Aircraft Containers and commenced marketing of this new line of aviation products. BlastGard has combined its BlastWrap® blast-mitigating technology with Nordisk’s LD3 containers to create superior blast mitigating products for the air cargo and unit loading device (ULD) market. ULDs are pallets and containers used to load luggage, freight, and mail onto wide-body aircraft that facilitate the bundling of cargo into large units.

In July 2006, we introduced the BlastGard® Mitigated-Bomb Receptacle (MBR 300) for airport security, federal buildings, court houses, and post office centers and commenced marketing of this product. The MBR 300 will dramatically contain and protect against all lethal threats posed by the detonation of an improvised explosive device (IED); namely, primary fragments, secondary fragments, mechanical effects (shock/blast pressure) and thermal effects (contact and radiation burn) from the fireball, afterburn and resultant post-blast fires.

Safety Act

In July 2006, our patent-pending blast-mitigating technology, BlastWrap, and its BlastGard Mitigating Trash Receptacles were designated Qualified Anti-Terrorism Technologies and placed on the “Approved Products List for Homeland Security.” We were issued the “Designation” and “Certification” for our technology by the Department of Homeland Security under the Support Anti-Terrorism by Fostering Effective Technologies Act of 2002 (the SAFETY ACT).

The SAFETY ACT “Designation” and “Certification” are intended to support effective technologies aimed at preventing, detecting, identifying, or deterring acts of terrorism, or limiting the harm that such acts might otherwise cause. The criteria technologies must meet to be awarded “Designation” and “Certification” status include: the availability of the technology for immediate deployment in public and private settings; the magnitude of risk exposure to the public if the technology is not deployed; the evaluation of scientific studies being feasibly conducted to assess the technology’s capability to substantially reduce risks of harm; and the technology’s effectiveness in facilitating the defense against acts of terrorism. BlastWrap is designed to mitigate the blast effects of an explosion by rapidly extinguishing the fireball, eliminating burns and post-blast fires, and reducing the subsequent overpressures by more than 50%, thusly reducing damage to people and property.

The SAFETY ACT legislation was designed to encourage the development and rapid deployment of life-saving antiterrorism technologies by providing manufacturers or sellers with limited risk to legal liability. It was also designed to harness the nation’s scientific and technological resources to provide federal, state, and local officials with the technology and capabilities to protect the United States from terrorist acts. One area of focus for the Department of Homeland Security is catastrophic terrorism threats to the nation’s security that could result in large-scale loss of life and major economic impact. The SAFETY ACT fosters research of technologies to counter threats both by evolutionary improvements to current capabilities and development of revolutionary, new capabilities.

June 2006 Debt Financing

On June 22, 2006, we entered into a series of simultaneous transactions with two investors, whereby we borrowed an aggregate principal amount of $1,200,000 due June 22, 2008 and issued to the investors subordinated convertible 8% notes (secured by the assets of our company and subsidiary) and we issued the following series of warrants:

(i)	Five-year Class C warrants to purchase an aggregate of 1,200,000 shares exercisable at $1.00 per share;

(ii)	Five-year Class D warrants to purchase an aggregate of 1,200,000 shares exercisable at $1.50 per share;

(iii)	Five-year Class E warrants to purchase an aggregate of 600,000 shares exercisable at $2.00 per share; and

(iv)	Five-year Class F warrants to purchase an aggregate of 1,066,666 shares exercisable at $.75 per share. The class F warrants are redeemable at a nominal price under certain circumstances if the volume weighted average price for our common stock is at least $1.10 for ten consecutive trading days. The Class C warrants, Class D warrants, Class E warrants and Class F warrants contain anti-dilution protection in the case of stock splits, dividends, combinations, reclassifications and the like and in the event that we sell common stock below the applicable exercise price. The warrants also contain immediate registration rights and cashless exercise provisions in the event that there is no current registration statement commencing one year after issuance. An additional 666,667 Class F warrants were issued in connection with this transaction to the holders of our December 2004 debt to consent to this financing transaction and to agree to modify certain of their existing rights.

The notes issued on June 22, 2006 bear an interest rate of 8% per annum, payable quarterly in arrears, in stock or cash at our discretion, in registered Common Stock, at 90% of the average of the 10 days volume weighted average price immediately prior to the interest payment date as long as the stock price is not below the conversion price of $.75 per share.

Each holder of the June 2006 debt has the right, at its option, to convert the principal amount of the note, together with all accrued interest thereon in accordance with the provisions of and upon satisfaction of the conditions contained in the note, into fully paid and non-assessable shares of our common stock at a conversion price of $.75 per share, subject to adjustment for dividends, stock splits, combinations, reclassifications and the like or in the event we issue shares of common stock for consideration of less than the conversion price. In the event of default, the June 2006 debt can be called by the note holders at 115% of the outstanding principal amount (200% in the case of a change in control) plus accrued and unpaid interest.

Source Capital Group, Inc. acted as a finder in connection with this transaction. Source Capital was paid 25,000 shares of restricted common stock, a cash fee of $72,000, which represents 6% of the gross proceeds and a 6% fee of each class of warrants issued in connection with the June 2006 debt financing, which warrants were issued by us and not deducted from those issued to any other party.

We have in the past and currently relied principally on external financing to maintain our company as a going concern. All of our assets have been used as collateral to secure our indebtedness. Among the many risks of our business and an investment in our company, is the possibility that we will not be able to meet our obligations as they come due and remain as a going concern. While management believes that the net proceeds from our recently completed June 2006 debt financing, plus cash flow from operations will be sufficient to meet our obligations over the next 12 to 15 months and to remain a going concern, we can provide no assurances in this regard.

We have agreed to file a registration statement to register for resale by the holders of the June 2006 debt, the number of shares of common stock issuable to them upon conversion of their notes and exercise of their warrants, as well as to register for resale by Source Capital and the holders of the December 2004 debt, the shares of common stock issuable upon exercise of their newly granted warrants.

Resignation of Howard Safir

The Company has a Board of Directors which is currently comprised of four members and there is one vacancy on the Board as a result of the resignation of Howard Safir effective as of July 1, 2006.

Election of Arnold Burns

On August 2, 2006, Arnold Burns was elected to the Board of Directors to fill the vacancy. Arnold Burns is Chair of the QuanStar Group, LLC. A graduate with distinction from Union College and Cornell Law School, Arnold Burns volunteered for service as an enlisted man in the United States Army. After less than a year he became a commissioned officer in the Judge Advocate General’s Corps. He was separated from the Service as a Captain.

After serving his country, he began the practice of law with the New York firm Dewey Ballantine. Mr. Burns left to found and to build his own law firm, which bore his name and which grew to become a diversified full service firm of over 100 lawyers. The firm specialized in finding growing companies and assisting them in their growth by providing a wide variety of legal and corporate counseling services.

In 1985 Arnold Burns was appointed by President Ronald Reagan Associate and shortly thereafter Deputy Attorney General of the United States. As Chief Operating Officer of the Department of Justice he was responsible for managing thousands of professional and administrative employees and a multimillion dollar budget.

Upon leaving the government he joined the firm of Proskauer Rose, which he, as a senior Partner, helped build to one of the most prominent law firms of today. After being a practicing lawyer for over 45 years, Arnie left the law firm January 1999 to begin a new career as a Managing Director of Arnhold and S. Bleichroeder, Inc., a 200-year-old international investment banking firm offering corporate finance activities, capital market services and institutional asset management. In January, 2004, Mr. Burns and Mark Sirangelo co-founded The QuanStar Group.

Mr. Burns has been deeply committed to philanthropic activities and, among many other posts, has served as Chairman of Union College, Chairman of Freedoms Foundation at Valley Forge, Chairman of Boys & Girls Clubs of America, Chairman of the International Centre for Missing & Exploited Children, and Chairman of the Council for Unity.